July 7, 2016

VIA EDGAR TRANSMISSION

Division of Investment Management
U.S. Securities and Exchange Commission
100 "F" Street, N.E.
Washington, D.C. 20549

RE: Trust for Professional Managers
CIK: 000114189
Accession #: 0000894189-16-010231

Dear Sir or Madam:

This is a request to disregard the Fidelity Bond (40-17g) filed under Trust for Professional Managers, CIK: 000114189; Accession Number: 0000894189-16-010231 on the U.S. Securities Exchange Commission EDGAR website.

On June 30, 2016, the filing mentioned above was filed under the incorrect CIK Number. The CIK Number for Trust for Professional Managers was included on the filing by mistake. A correct filing was made later on July 1, 2016 for Barrett Opportunity Fund, Inc., CIK Number: 0000277585; Accession Number 0000894189-16-010301.

Please disregard the first filing made on June 30, 2016. If you have any questions concerning the foregoing, please contact the undersigned at (414) 765-6609.

Sincerely,

/s/ Jeanine M. Bajczyk
Sr. Vice President & Counsel
U.S. Bankcorp Fund Services, LLC